September 25, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:  William H. Thompson

Re:                             EnLink Midstream Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2014

File No. 001-36340

Dear Mr. Thompson:

This letter sets forth the responses of EnLink Midstream Partners, LP (the “Partnership”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2014 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2013 and Form 10-Q for the Fiscal Quarter Ended June 30, 2014.  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 6. Selected Financial Data, page 42

Non-GAAP Financial Measures, page 44

1.                                      We note your disclosure that adjusted EBITDA is used to assess the ability of assets to generate cash to pay interest, support indebtedness and make distributions.  As such, it appears that you use adjusted EBITDA as a liquidity measure and that you should provide a reconciliation of adjusted EBITDA to net cash provided by operating activities, the most directly comparable GAAP measure, as required by 10(e)(1)(i)(B) of Regulation S-K.  Please advise or revise.

In future filings, the Partnership will provide a reconciliation of adjusted EBITDA to net cash provided by operating activities as well as net income (loss).

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page F-6

2.                      Please revise to include the totals for other comprehensive income for each year presented. Refer to ASC 220-10-45-1B.

In future filings, the Partnership will include totals for other comprehensive income for each year presented in accordance with ASC 220-10-45-1B.  Please note that the Partnership does not present a Consolidated Statement of Comprehensive Income (Loss) in its Form 10-Q for the Fiscal Quarter Ended March 31, 2014 or its Form 10-Q for the Fiscal Quarter Ended June 30, 2014, as the Partnership does not have any other comprehensive income related components for the periods presented.

Notes to Consolidated Financial Statements, page F-9

(2) Significant Accounting Policies, page F-9

(c) Natural Gas, Natural Gas Liquids, Crude Oil and Condensate Inventory, page F-9

3.                                      Please disclose the method used to determine the cost of inventories, such as the first-in first-out, average and last-in first-out methods. Please refer to ASC 330-10-50-1.

The Partnership uses the first-in-first-out method to determine the cost of inventories and will include this disclosure in its future filings.

(4) Long-Term Debt, page F-16

4.                                      We note your disclosure on page F-20 that the senior notes are jointly and severally guaranteed by each of the Partnership’s material subsidiaries. Please confirm to us, and disclose in future filings, that the subsidiary guarantors are 100% owned subsidiaries and the guarantees are full and unconditional. Refer to paragraph (d) of Rule 3-10 of Regulation S-X.

Please note that for the periods presented in the Partnership’s Form 10-Q for Fiscal Quarter Ended March 31, 2014 and Form 10-Q for Fiscal Quarter Ended June 30, 2014, the Partnership did not have any subsidiary guarantors for its outstanding senior notes.  The subsidiaries that previously served as the Partnership’s subsidiary guarantors are 100% owned by the Partnership and the guarantees were full and unconditional.  If in the future, however, the Partnership has subsidiary guarantors of its public indebtedness, the Partnership will include the requested disclosure.

(13) Immaterial Correction of Prior Period Financial Statements, page F-39

5.                                      We note your disclosure that during 2013 you determined immaterial corrections of $135.4 million to revenue and purchased gas costs were required for previously-filed financial statements for the year ended December 31, 2012 related to a new processing arrangement. Please address the following:

•                  Explain how the “new processing arrangement” differs from your other arrangements as it relates to gross versus net reporting. Confirm this new arrangement began in 2012.

•                  Tell us when and how you discovered the error and the processes and/or controls that were involved in identifying the error.

•                  To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified.

•                  Tell us if you made changes in your internal controls over financial reporting due to the discovery, including improvements in controls within the risk assessment component.

The “new processing arrangement” differs from the Partnership’s other arrangements because the Partnership modified its operations in December 2011 to allow it to move a large volume of natural gas from its LIG pipeline system (part of the Partnership’s LIG segment) through its Pelican processing plant (part of the Partnership’s PNGL segment) to enable it to process such gas for its own account. This created an intercompany arrangement between the two segments.  The Partnership did not enter into any new third-party processing arrangements, but rather began buying gas from third party transporters on its LIG pipeline and processing this gas through its Pelican plant to extract natural gas liquids (“NGLs”) for its own account because processing economics were very favorable.  The Partnership then sold the NGLs and processed gas to other third parties.  The Partnership had not had similar intercompany processing arrangements between its PNGL segment and its LIG segment in previous years. The intercompany transactions were improperly recorded between the two segments, which resulted in the elimination of the third party purchases of the gas and the related cost of sale.

The error was discovered in May 2013 during the Partnership’s process of analyzing its quarterly and year-to-date revenue and cost trends between 2012 as compared to 2013 for its PNGL segment.

The Partnership has its key controls for ensuring gross revenues and costs are properly recorded pursuant to contract terms with third parties through its gas and liquids accounting systems, which are used to record such transactions to its general ledger.  In addition, the Partnership analyzes its “gross operating margins” (defined by the Partnership as operating revenue minus cost of purchased gas, NGLs, condensate and crude oil) each month by asset to ensure that its gross operating margins are properly recorded.  The Partnership believed its controls around contracts and transactions processes together with its reviews of gross operating margin and revenue and cost trends were sufficient to ensure its gross revenues and costs on a consolidated basis were properly recorded.  In this instance, the third party transactions were properly set up in the Partnership’s gas accounting system and properly recorded to its general ledger.  The accounting error was the result of a manual journal entry booked with respect to the intercompany activities between the Partnership’s PNGL and LIG segments, which resulted in the erroneous elimination of the third party transactions.

Based on the guidance provided under SAB Topic 1-M, the Partnership determined that the misstatement of revenues and costs was not material.  The Partnership evaluates its business on a “gross operating margin” basis.  The Partnership’s variance analysis presented in its Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Quarterly Reports on Form 10-Q is based on gross operating margin, and gross operating margin did not change as a result of this error.  The Partnership’s communications to investors refers to adjusted EBITDA (defined by the Partnership as net income plus interest expense, provision for income taxes, depreciation and amortization expense, stock-based compensation, (gain) loss on noncash derivatives, transaction costs, distribution of equity investment and noncontrolling interest and income (loss) on equity investment) as a measure of its performance and the Partnership does not discuss the gross changes in revenues and cost of sales when describing its operating results.

Pursuant to SAB Topic 1-M, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The Partnership determined that the changes to revenues and costs would not have influenced the judgment of a reasonable person.  The Partnership also considered the following guidance from SAB Topic 1 — M regarding materiality:

•                  The misstatement did not mask a change in earnings or other trends.

•                  The misstatement did not hide a failure to meet analysts’ consensus expectations for the Partnership’s operations.  Analysts view the Partnership’s business on a gross operating margin basis and also focus on distributable cash flow - neither of which was impacted by this accounting error.

•                  The misstatement did not change the Partnership’s net income or loss.

•                  The misstatement had no effect on the Partnership’s compliance with regulatory requirements.

•                  The misstatement had no effect on the Partnership’s compliance with loan covenants or other contractual requirements.

•                  The misstatement had no effect of increasing management’s compensation, which was based on adjusted EBITDA.

The Partnership’s gross revenue and cost trend review was historically performed on a quarterly basis and was performed at a level that the Partnership determined was not sufficient to detect this accounting error as the review did not include a sufficient review of intercompany eliminations for each segment.  In response to this error, the Partnership now performs a more robust monthly trend review of gross revenues and costs for each of its major assets, by segment and in total for the company for current year operations.  Variance explanations are provided for such trends.  This monthly review also includes a review of the intercompany eliminations for each segment to ensure intercompany activities are properly recorded and eliminated.  In addition, on a quarterly basis, a similar trend review is performed for each of the Partnership’s major assets, by segment and in total for the company for current year operations as compared to prior year periods. Variance explanations are provided for such trends.  The Partnership determined that these internal control improvements did not materially affect, and are not reasonably likely to materially affect, the Partnership’s internal control over financial reporting. The Partnership concluded, based on Auditing Standard No. 5, that the deficiency in internal control over financial reporting is not a material weakness.  In determining the severity of the control deficiency that resulted in the error discussed above, the Partnership considered the potential misstatement in revenues and costs of the intercompany elimination related to the LIG and PNGL business.  As noted above, this intercompany elimination was unique to the arrangement entered into between LIG and PNGL.  The Partnership determined that the actual or potential misstatement of revenues and costs in question was not material to the financial statements as contemplated by FASB Concepts Statement 2.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Part 1 — Financial Information, page 2

Item 1 — Financial Statements, page 2

6.                                Please tell us your consideration of providing predecessor financial statements as of March 6, 2014 and for the period January 1, 2014 to March 6, 2014 and successor financial statements for the period March 7, 2014 to March 31, 2014 and April 1, 2014 to June 30, 2014, including a bold line between the financial statements of the successor and predecessor and financial statement columns labeled as those of the successor or predecessor to clearly indicate that the financial statements are not comparable. Please also tell us your consideration of providing management’s discussion and analysis of operating results for each of the above periods. Please note that this comment is also applicable to Form 10-Q filed May 9, 2014.

As representatives of the Partnership discussed with the Staff on September 25, 2014, the Partnership followed the accounting guidance set forth under ASC 805- Business Combinations to account for the business combination of EnLink Midstream Holdings, LP (“Holdings,” formerly named Devon Midstream Holdings, L.P.) and EnLink Midstream Partners, LP (formerly named Crosstex Energy, L.P.) and the owner of the Partnership’s general partner (formerly named Crosstex Energy, Inc., which became a wholly-owned subsidiary of EnLink Midstream, LLC (“ENLC”) in the business combination).  Under ASC 805, the business combination was accounted for as a reverse merger because:

•                  Holdings was the accounting acquirer as its previous equity holders (Devon Energy Corporation and certain of its wholly-owned subsidiaries) received a majority equity interest in the combined entity (Devon received approximately 70% of the outstanding equity of ENLC and approximately 52% of the outstanding equity of the Partnership, and also indirectly controls the Partnership’s general partner); and

•                  The Partnership was the accounting acquiree as its previous equity owners owned less than 50% of the equity interests in the Partnership after the business combination.

The Partnership’s basis of presentation for the financial statements of the entity post March 7, 2014 followed ASC 805-40-45-2 guidance as follows:

•                  The assets and liabilities of Holdings (the accounting acquirer) were recognized and measured at pre-combination carrying amounts and, therefore, there was no change in basis;

•                  The assets and liabilities of the Partnership (the accounting acquiree) were recognized and measured at fair value in accordance with ASC 805;

•                  The historical financial statements of Holdings, the accounting acquirer, are presented as the historical financial statements of the combined entity; and

•                  The results of operations of the Partnership are included in the financial statements of the combined entity for periods subsequent to March 7, 2014, the date of the business combination.

The Partnership did not consider it appropriate to show predecessor results of operations for Holdings through March 7, 2014 and successor results of operations post-March 7, 2014 since there was no change in basis of Holdings’ assets and liabilities.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 43

Impairment of Goodwill, page 44

7.                                      Please disclose whether any of your reporting units are at risk of failing step 1 of the impairment test. If any of your reporting units are at risk of failing step one of the impairment test, please disclose:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible; and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

As of March 31, 2014 and June 30, 2014, the Partnership has approximately $2.4 billion of goodwill.  On March 7, 2014 (the effective date of the business combination with EnLink Midstream Holdings, LP), the Partnership recognized $2.0 billion of goodwill which was allocated among its reporting units through purchase accounting.  The remaining $0.4 billion of goodwill relates to EnLink Midstream Holdings, LP Predecessor, the predecessor to EnLink Midstream Holdings, LP.

As of June 30, 2014, the Partnership has not performed a step 1 analysis, as it has assessed relative qualitative factors in accordance with ASC 350-20-35 and has not identified any changes in events or circumstances that would indicate that it is more likely than not that the fair value of a reporting units are less than the carrying amounts.  Based upon the fact that the majority of the Partnership’s goodwill was recorded in the current year and the qualitative assessment performed, the Partnership does not believe any of its reporting units are currently at risk of failing step 1 of the impairment test. The Partnership will complete its goodwill analysis in the fourth quarter of 2014.  In future filings, if the Partnership determines that any of its reporting units are at risk of failing step 1 of the impairment test, the Partnership will include the disclosures suggested by the Staff.

*           *           *

In response to the closing comments of the Staff’s comment letter, the Partnership has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Michael Garberding
Susan McAden
Alaina Brooks
EnLink Midstream Partners, LP

Yolanda Guobadia, Staff Attorney